FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 14, 2015

Commission File Number    001-31335

.

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Regarding the Company's Antitrust Compliance Program”, dated April 14, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 14, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

ITEM 1

AU Optronics Corp.
April 14, 2015
English Language Summary

Subject:	Regarding the Company's Antitrust Compliance Program

Regulation:	Published pursuant to Article 4-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2015/04/14

Contents:

1.	Date of occurrence of the event: 2015/04/13

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: N/A

6.	Content of the report: N/A

7.	Cause of occurrence:

On April 13, 2015 the Company attended an arraignment in the United States District Court for the Northern District Court of California regarding a proceeding initiated by the probation officer of the Court that AUO has failed to implement an effective compliance program.

8.	Countermeasures:

AUO believes it has complied with the terms of the judgment, including implementing an effective antitrust compliance program and does not believe there is any basis for an additional fine. AUO's antitrust compliance program includes publishing state-of-the-art compliance documents, the hiring of a former commissioner of the Taiwan Fair Trade Commission as AUO's Chief of Antitrust Compliance, and the repeated training of well over 1,000 employees. The implementation of the Company's compliance program is assisted by external professional legal counsel and will be further strengthened as necessary. AUO will continue its efforts to implement its antitrust compliance program and will meet with the relevant authorities to address any concerns the probation officer has. This event does not have a material effect to the Company's current operation.

9.	Any other matters that need to be specified: None.